CONSENT OF EXPERT

The undersigned hereby consents to the inclusion in the Annual Report on Form 40-F and the documents incorporated by reference therein ("Annual Report") of Platinum Group Metals Ltd. (the "Company") for the year ended August 31, 2023 of references to, and the information derived from, the report titled "Independent Technical Report, Waterberg Project Definitive Feasibility Study and Mineral Resource Update, Bushveld Complex, South Africa" dated effective September 4, 2019, and to the references, as applicable, to the undersigned's name included in or incorporated by reference with respect to the disclosure of technical and scientific information contained in the Annual Report (the "Technical Information"). The undersigned further consents to the incorporation by reference in the Company's Registration Statement on Form F-10 (No. 333-265633), as amended and supplemented, filed with the United States Securities and Exchange Commission, of the references to the undersigned's name and the Technical Information in the Annual Report.

/s/ Gordon I. Cunningham

Gordon I. Cunningham

November 21, 2023